OLSHAN
Park Avenue Tower * 65 East 55th Street * New York, New York 10022
Telephone: 212-451-2300 * Facsimile: 212-451-2222
_____________________________________________________________________________________

November 8, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IZEA, Inc.
Registration Statement on Form S-1 filed October 16, 2013,
as amended by Amendment No. 1 filed October 31, 2013
and Amendment No. 2 filed herewith
File No. 333-191743

Ladies and Gentlemen:

On behalf of IZEA, Inc., a Nevada corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 2 to the captioned Registration Statement on Form S-1, No. 333-191743 (the “Amendment”), for the registration of shares of the Company’s common stock under a “secondary” selling stockholder resale prospectus, and one complete copy of the exhibits listed in the Amendment as filed therewith.
The Amendment is being filed solely to include a new section Incorporation by Reference to give effect to the Company’s filing of its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, on November 7, 2013.
A courtesy copy of this letter and the Amendment, together with all exhibits, are being provided directly to the staff for its convenience (attention: Emily Drazan, Esq.) in the review of the foregoing documents.
Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Amendment, please do not hesitate to contact LeAnn Hitchcock, the Company’s Interim Chief Financial Officer, at (407) 341-7133, or me at (212) 451-2234.
Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman
Enclosures

cc:    Emily Drazan, Esq., Law Clerk
Celeste Murphy, Legal Branch Chief
Ms. Sharon Virga, Staff Accountant
Ms. Ivette Leon, Assistant Chief Accountant
Mr. Larry Spirgel, Assistant Director, Division of Corporation Finance
Ms. LeAnn Hitchcock, Interim Chief Financial Officer
IZEA, Inc.